UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-35755

Delta Technology Holdings Limited

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 13, 2015, Mr. Hong Yan tendered his resignation as the Chief Financial Officer of Delta Technology Holdings Limited (the “Company”), effective September 1, 2015. In addition, on August 25, 2015 Mr. David Chi-Ping also tendered his resignation as director and Chairman of the Audit Committee of the Company, effective as of such date. The Board of Directors of the Company accepted Mr. Yan’s and Mr. Chow’s resignation on September 9, 2015. Their resignations were both tendered for personal reasons and not in connection with any disagreement with the Company on any matter relating to its operation, policies, or practices.

On September 9, 2015, the Board of Directors appointed Mr. Hongming Dong to serve as the Company’s Chief Financial Officer, effective September 1, 2015. On the same day, the Board of Directors also elected Mr. Borys Priadko as director and Chairman of the Audit Committee of the Company to fill in the vacancy created by Mr. Chow’s resignation, effective September 1, 2015.

Mr. Dong, 46, has rich experience in accounting and finance of chemical industry. He has been working as Finance Manager of the Company since 2010. Before joining the Company, he was Finance Manager at Danyang Liansheng Chemical Limited for over five years. Mr. Dong holds a bachelor’s degree in accounting from Nanjing Economic College.

Mr. Dong entered into an employment agreement with the Company, pursuant to which he will serve as the Chief Financial Officer of the Company from September 1, 2015 until the earlier of his resignation or termination by the Company. In consideration for his employment, the Company will pay Mr. Dong an annual salary of RMB 900,000 (approximately $14,048). Mr. Dong is also entitled to benefits such as vacation, sick and holiday pay, insurance, and pension, in accordance with rules, regulations and the Company’s benefits policies established and in effect from time to time.

Mr. Priadko, 59, has more than 35 years of experience in corporate management and accounting. He has been operating his own firm, Borys’s Management Services Pty Ltd for the past eight years. Prior to that, he worked for two years with Lehman Brown Consulting in China. Before moving into the private consulting and service sector, Mr. Priadko worked for Siemens – Building Technologies Division for ten years in the role of either Financial Controller or General Manager in various countries and entities. Mr Priadko is a member of CPA Australia and has a bachelor degree in Financial Administration from New England University, Armidale, New South Wales, Australia.

On August 3, 2015, the Company appointed Duncan Cheng as its Controller, effective September 1, 2015. Mr. Cheng, 47, is a qualified accountant in the Hong Kong SAR and Australia and has more than 20 years’ experience in the field of accounting and auditing. Before joining the Company, Mr. Cheng worked in a company listed on the Singapore Exchange Securities Trading Limited as financial controller for more than 13 years. Mr. Cheng holds a Bachelor of Commerce – Accounting from Curtin University of Technology, Perth, Australia and a Master of Business Law from Monash University, Melbourne, Australia. He is a member of the Hong Kong Institute of Certified Public Accountants and a member of the CPA Australia.

There is no family relationship between the new officers and director and any of our other officers and directors. There are no understandings or arrangements between the new officers and director and any other person pursuant to which our new officers and director were selected as a director or officer. There has not been any transaction or currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any of our new officers and director had or will have a direct or indirect material interest since the beginning of the Company’s last fiscal year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 10, 2015	Delta Technology Holdings Limited

	By:	/s/ Xin Chao
Name: Xin Chao
Title: Chief Executive Officer